U.S. SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549

                                   Form 4

                           STATEMENT OF CHANGES IN
                             BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities
           Exchange Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940


1.     Name and Address of Reporting Persons

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust 999 Main Street, Suite 1300
       Boise, ID  83702

2.     Issuer Name and Ticker or Trading Symbol

       Remington Oil and Gas Corporation (REM)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

       ###-##-####

4.     Statement for Month/Year

       June 2002

5.     If Amendment, Date of Original (Month/Year)


6.     Relationship of Reporting Person to Issuer

       (Check All Applicable)

       [   ] Director
       [ X ] 10% Owner
       [   ] Officer (give title below)
       [   ] Other (specify below)

FORM 4, P. 1 OF 4

7.     Individual or Joint/Group Filing (Check Applicable)

       [   ] Form filed by One Reporting Person
       [ X ] Form filed by more than One Reporting Person


               TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                   DISPOSED OF, OR BENEFICIALLY OWNED

1.     Title of Security (Instr. 3)

       Common Stock

2.     Transaction Date (Month/Day/Year)

       6/28/02

3.     Transaction Code (Instr. 8)
       S

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

            Amount     (A) or (D)     Price
            ------     ----------     -----
            5,000       D             $19.92

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

            5,514,028

6.     Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

            D -            1,000
            I -        5,513,028

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

2,785,028 shares are owned by JRS Properties III LP ("JRS Properties III"). The J.R. Simplot Self Declaration of Revocable Trust (the "Trust") is the manager of JRS Investments, L.L.C., which is sole holder of the 1% general partnership interest of JRS Properties III, L.P. The Trust holds the 99% limited partnership interest in JRS Properties III, L.P. Mr. Simplot, as trustee of the Trust, controls and has beneficial interest in the shares held by JRS Properties III. The Trust owns directly 2,728,000 shares.


FORM 4, P. 2 OF 4

                    TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                        DISPOSED OF, OR BENEFICIALLY OWNED

            (e.g. puts, calls, warrants, options, convertible securities)


1.     Title of Derivative Security (Instr. 3)

2.     Conversion or Exercise Price of Derivative Security
3.     Transaction Date (Month/Day/Year)

4.     Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

            (A)     (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

            Date Exercisable      Expiration Date

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

            Title     Amount of Number of Shares

8.     Price of Derivative Security (Instr. 5)

9.     Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4)


FORM 4, P. 3 OF 4

10.     Ownership Form of Derivative Security: Direct (D) or Indirect (I)
(Instr. 4)

11.     Nature of Indirect Beneficiary Ownership (Instr. 4)

        Explanation of Responses:

                             Reporting Persons:
                             J.R. Simplot Self Declaration of Revocable Trust

Date:  July 4, 2002       By  /S/  J. R. Simplot
                                -----------------------------------------
                                J.R. Simplot, Trustee


Date:  July 4, 2002       By  /s/ J.R. Simplot
                                -----------------------------------------
                                J.R. Simplot


FORM 4, P. 4 OF 4